FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

May 28, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on May 28, 2007.

Item 4.	Summary of Material Change

Tournigan announces it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metals assets.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT - MAY 28, 2007

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report: James Walchuck, President and CEO Telephone - 604-683-8320 Facsimile - 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 28th day of May, 2007.

SCHEDULE "A"

PRESS RELEASE
May 28, 2007

Symbol: Canada TSX.V - TVC
Frankfurt, Berlin - TGP

Tournigan Seeks to Unlock Shareholder Value by Separating
its Gold and Uranium Assets

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) announces it will seek shareholder approval for the reorganization of its capital structure and separation of the ownership, management and financing of its uranium and precious metals assets.

The Company's strategy is to focus primarily on the further development of its high-grade Kuriskova uranium deposit while ensuring that shareholders receive maximum value from Tournigan's portfolio of highly prospective precious metals properties. Cormark Securities Inc. has been retained as independent financial advisor to assist the Company with the reorganization process.

The Board of Directors has reviewed management's proposal and, with the benefit of external financial advisors, is of the view that the division of assets into separate commodity classes will benefit the Company and its shareholders. This conclusion is based on the following considerations:

1.     Tournigan's primary focus is the development of its interest in the high-grade Kuriskova uranium deposit. The formation of a new company to hold the precious metal deposits and exploration lands will separate gold and uranium fund-raising and mining strategies.

2.     A new publicly traded gold company, under separate management, will continue to focus on the exploration and development of the advanced stage Kremnica and Curraghinalt gold deposits and adjoining exploration lands.

3.     The shareholders of Tournigan will have separate ownership interests in one of the largest undeveloped high-grade uranium deposits in the world and in a more focused precious metals company with potential near term production projects and excellent exploration potential.

4.     The separation in gold and uranium assets will enable equity analysts and potential investors to more accurately value the companies on a stand-alone basis against similar mineral exploration companies and industry benchmarks, enhancing the likelihood that both companies will be more appropriately valued in the public markets.

5.     The separation of ownership interests is expected to create additional investment demand by attracting investors who prefer pure play commodity exposure.

The reorganization will be subject to a favourable tax ruling from the Canadian Revenue Agency (CRA), regulatory and court approvals, as well as approval of the transactions by shareholders at an extraordinary special meeting and subject to the new gold company being accepted for listing on a stock exchange. The new company will have to comply with all requirements of the securities commissions involved. It is anticipated that the extraordinary meeting will be held in October 2007.

Accordingly, there is no assurance that the reorganization will proceed as planned or at all.

Once shareholder approval is received, the precious metal deposits and exploration lands will be transferred to a new gold corporation in exchange for shares. Shareholders of Tournigan will own shares in both the uranium and gold companies. Once all approvals are received, shareholders of record will receive a yet to be determined number of common shares in the new companies. The new entities will be named at a future date.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. The Company intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com